Exhibit 99.1

NEWS RELEASE

Highway Holdings Declares $0.05 Cash Dividend per Share;

Company Sets Dividend Record and Distribution Dates

HONG KONG – November 11th, 2024 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced the Company’s Board of Directors declared a cash dividend of $0.05 per common share. The dividend will be paid on December 24, 2024 to shareholders of record on December 12, 2024.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information, visit the Company’s website at www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801